UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Westport Fuel Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

960908507

(CUSIP Number)

Ryan J. York

Accretive Legal, PLLC

34522 N Scottsdale Rd., STE 120-113

Scottsdale, AZ 85266

(425) 786-9256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960908507

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,427,523 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,816,689 (1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,689 (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.6% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 661,165 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the Irrevocable Descendant’s Trust FBO Alexander James Douglas which holds 154,506 shares, the Irrevocable Descendant’s Trust FBO Amanda Anne Douglas which holds 154,505 shares, the Irrevocable Descendant’s Trust FBO Jake Edward Douglas which holds 154,506 shares, and the Irrevocable Descendant’s Trust FBO Summer Jean Douglas which holds 154,506 shares.

(2)

Includes 5,290 shares held by the KGD 2012 Trust. Kevin Douglas, as the settlor of the KGD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the KGD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the KGD 2012 Trust.

(3)	Kevin Douglas holds 143,045 shares as the trustee and beneficiary of the Nonexempt Trust FBO Kevin G. Douglas.

(4)

Kevin Douglas also has dispositive power with respect to 186,123 shares held by James E Douglas, III, 143,043 shares held by the Nonexempt Trust FBO James E. Douglas, III, 15,000 shares held by the Alex Douglas 2K3 Trust, 15,000 shares held by the Jake Douglas 2K3 Trust, 15,000 shares held by the Amanda Douglas 2K3 Trust and 15,000 shares held by the Summer Douglas 2010 Trust.

(5)

Based on 17,223,154 shares of the Issuer’s common stock outstanding as of March 31, 2024, as reported on the Issuer’s 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2024.

CUSIP No. 960908507

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,284,478 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,329,478 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,478 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.7% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 661,165 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the Irrevocable Descendant’s Trust FBO Alexander James Douglas which holds 154,506 shares, the Irrevocable Descendant’s Trust FBO Amanda Anne Douglas which holds 154,505 shares, the Irrevocable Descendant’s Trust FBO Jake Edward Douglas which holds 154,506 shares, and the Irrevocable Descendant’s Trust FBO Summer Jean Douglas which holds 154,506 shares.

(2)

Includes 5,290 shares held by the MMD 2012 Trust. Michelle Douglas, as the settlor of the MMD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the MMD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the MMD 2012 Trust.

(3)

Michelle Douglas also has dispositive power with respect to 15,000 shares held by the Alex Douglas 2K3 Trust, 15,000 shares held by the Jake Douglas 2K3 Trust and 15,000 shares held by the Amanda Douglas 2K3 Trust.

(4)	Based on 17,223,154 shares of the Issuer’s common stock outstanding as of March 31, 2024, as reported on the Issuer’s 6-K, filed with the SEC on May 9, 2024.

CUSIP No. 960908507

1	NAMES OF REPORTING PERSONS James E. Douglas, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 329,166 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 329,166 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,166 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	James E. Douglas, III holds 143,043 shares as the trustee and beneficiary of the Nonexempt Trust FBO James E. Douglas, III.

(2)	Kevin Douglas shares dispositive power with respect to 186,123 shares held by James E. Douglas, III and 143,043 shares held by the Nonexempt Trust FBO James E. Douglas, III.

(3)	Based on 17,223,154 shares of the Issuer’s common stock outstanding as of March 31, 2024, as reported on the Issuer’s 6-K, filed with the SEC on May 9, 2024.

CUSIP No. 960908507

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 661,165 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 661,165 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,165 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.

(2)	Kevin Douglas and his wife, Michelle Douglas, hold 661,165 shares jointly as the beneficiaries of the K&M Douglas Trust.

(3)	Based on 17,223,154 shares of the Issuer’s common stock outstanding as of March 31, 2024, as reported on the Issuer’s 6-K, filed with the SEC on May 9, 2024.

CUSIP No. 960908507

1	NAMES OF REPORTING PERSONS Irrevocable Descendant’s Trust FBO Alexander James Douglas (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 154,506
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 154,506
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Less than one percent.

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Based on 17,223,154 shares of the Issuer’s common stock outstanding as of March 31, 2024, as reported on the Issuer’s 6-K, filed with the SEC on May 9, 2024.

CUSIP No. 960908507

1	NAMES OF REPORTING PERSONS Irrevocable Descendant’s Trust FBO Amanda Anne Douglas (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 154,505
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 154,505
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Less than one percent.

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Based on 17,223,154 shares of the Issuer’s common stock outstanding as of March 31, 2024, as reported on the Issuer’s 6-K, filed with the SEC on May 9, 2024.

CUSIP No. 960908507

1	NAMES OF REPORTING PERSONS Irrevocable Descendant’s Trust FBO Jake Edward Douglas (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 154,506
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 154,506
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Less than one percent.

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Based on 17,223,154 shares of the Issuer’s common stock outstanding as of March 31, 2024, as reported on the Issuer’s 6-K, filed with the SEC on May 9, 2024.

CUSIP No. 960908507

1	NAMES OF REPORTING PERSONS Irrevocable Descendant’s Trust FBO Summer Jean Douglas (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 154,506
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 154,506
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Less than one percent.
(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Based on 17,223,154 shares of the Issuer’s common stock outstanding as of March 31, 2024, as reported on the Issuer’s 6-K, filed with the SEC on May 9, 2024.

CUSIP No. 960908507

1	NAMES OF REPORTING PERSONS Nonexempt Trust FBO Kevin G. Douglas (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 143,045
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 143,045
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Less than one percent.
(1)	Kevin Douglas is the trustee and beneficiary.
(2)	Based on 17,223,154 shares of the Issuer’s common stock outstanding as of March 31, 2024, as reported on the Issuer’s 6-K, filed with the SEC on May 9, 2024.

CUSIP No. 960908507

1	NAMES OF REPORTING PERSONS Nonexempt Trust FBO James E. Douglas, III (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 143,043
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 143,043 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,043 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Less than one percent.
(1)	James E. Douglas, III is the trustee and beneficiary.
(2)	Kevin Douglas shares dispositive power with respect to 143,043 shares held by the Nonexempt Trust FBO James E. Douglas, III.
(3)	Based on 17,223,154 shares of the Issuer’s common stock outstanding as of March 31, 2024, as reported on the Issuer’s 6-K, filed with the SEC on May 9, 2024.

Schedule 13D

This Amendment No. 9 (“Amendment”) amends and supplements the Schedule 13D filed with the SEC on October 31, 2014, as previously amended by the Schedule 13D/A filed with the SEC on September 2, 2015, as previously amended by the Schedule 13D/A filed with the SEC on March 21, 2016, as previously amended by the Schedule 13D/A filed with the SEC on June 8, 2016, as previously amended by the Schedule 13D/A filed with the SEC on January 12, 2018, as previously amended by the Schedule 13D/A filed with the SEC on May 4, 2020, as previously amended by the Schedule 13D/A filed with the SEC on March 30, 2021, as previously amended by the Schedule 13D/A filed with the SEC on June 9, 2021, and as previously amended by the Schedule 13D/A filed with the SEC on January 25, 2024 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The Filers (as defined in Item 2 below) are filing this Amendment to report the June 13, 2024 distribution (the “Distribution”) of certain shares of Common Stock from the Douglas Survivors Trust Dated 1-29-1990, Kevin Douglas, Trustee (which was established under the agreement for the Douglas Family Trust) to the Nonexempt Trust FBO Kevin G. Douglas and to the Nonexempt Trust FBO James E. Douglas, III, which trusts were established under the agreement for the Douglas Survivors Trust Dated 1-29-1990, Kevin Douglas, Trustee. The Distribution was made pursuant to the terms of the Douglas Survivors Trust Dated 1-29-1990, Kevin Douglas, Trustee. No funds or other consideration was paid in exchange for the Distribution.

The following items of this Schedule 13D are hereby amended as follows.

ITEM 2. IDENTITY AND BACKGROUND

The following amends and restates the information set forth in Item 2 of the Schedule 13D in its entirety.

(a)

Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Irrevocable Descendant’s Trust FBO Alexander James Douglas, Irrevocable Descendant’s Trust FBO Amanda Anne Douglas, Irrevocable Descendant’s Trust FBO Jake Edward Douglas, Irrevocable Descendant’s Trust FBO Summer Jean Douglas, Nonexempt Trust FBO Kevin G. Douglas, and Nonexempt Trust FBO James E. Douglas, III (collectively, the “Filers”).

(b)	The business address of the Filers is:

300A Drakes Landing Road, Suite 200, Greenbrae, CA 94904.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Kevin Douglas is an active securities and commodities investor and is employed by Douglas Telecommunications, Inc., which has the same business address as the Filers.

Michelle Douglas participates in nonprofit fund raising and in assisting Kevin Douglas in his investment activities. James E. Douglas, III is a high school teacher and has the same business address as the Filers.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented to add the following:

The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference herein.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented to add the following:

On June 13, 2024, the Douglas Survivors Trust Dated 1-29-1990, Kevin Douglas, Trustee, distributed, pursuant to the terms of such trust, 143,045 shares of Common Stock to the Nonexempt Trust FBO Kevin G. Douglas and 143,043 shares of Common Stock to the Nonexempt Trust FBO James E. Douglas, III, which trusts were established under the agreement for the Douglas Survivors Trust Dated 1-29-1990, Kevin Douglas, Trustee. No funds or other consideration was paid in exchange for the above distributions.

Other than as described in this Amendment, the Filers do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

Other than as described in this Amendment, there were no transactions effected by the Filers in the Common Stock within the past sixty (60) days.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Filers hereby add the following disclosure to this Item 6:

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated June 14, 2024 and the Limited Power of Attorney, dated June 14, 2024, each of which is filed as an exhibit to this Schedule 13D, to the knowledge of the Filers, none of the Filers is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

The Filers hereby add the following disclosures to this Item 7:

7.1 Agreement Regarding Joint Filing of Statement on Schedule 13D, dated June 14, 2024.

7.2 Limited Power of Attorney, dated June 14, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2024	*Kevin Douglas
KEVIN DOUGLAS

Date: June 17, 2024	*Michelle Douglas
MICHELLE DOUGLAS

Date: June 17, 2024	*James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: June 17, 2024	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: June 17, 2024	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

IRREVOCABLE DESCENDANT’S TRUST FBO ALEXANDER JAMES DOUGLAS

Date: June 17, 2024	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: June 17, 2024	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

IRREVOCABLE DESCENDANT’S TRUST FBO AMANDA ANNE DOUGLAS

Date: June 17, 2024	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: June 17, 2024	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

IRREVOCABLE DESCENDANT’S TRUST FBO JAKE EDWARD DOUGLAS

Date: June 17, 2024	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: June 17, 2024	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

IRREVOCABLE DESCENDANT’S TRUST FBO SUMMER JEAN DOUGLAS

Date: June 17, 2024	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: June 17, 2024	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

NONEXEMPT TRUST FBO KEVIN G. DOUGLAS

Date: June 17, 2024	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

NONEXEMPT TRUST FBO JAMES E. DOUGLAS, III

Date: June 17, 2024	*James E. Douglas, III
	By:	James E. Douglas, III
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By: Eileen Wheatman
Attorney-in-Fact